FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2004

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        Attached to the Registrant’s Form 6-K for the month of September 2004 and incorporated by reference herein is the Registrant’s immediate report dated September 8, 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: September 8, 2004

BLUEPHOENIX ANNOUNCES IT MODERNIZATION WEBINAR
SCHEDULE FOR FALL 2004

Free Events Will Feature William Ulrich, Noted Author on Legacy Modernization and Highlight Major Case Studies

CARY, N.C. and HERZLIA, Israel – September 8, 2004 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, has announced the schedule of upcoming free Webinars for Fall 2004. The Webinars were designed to help IT professionals working with legacy systems learn more about Enterprise IT Modernization and how it can help them create a more agile and efficient IT environment while still cutting costs.

The series will cover the most important subjects in IT Modernization: Understanding IT Systems, Legacy Transformation, Migrating to a Relational DBMS, and Converting away from proprietary 4GLs. Attendees will:

—	Hear case studies from Fortune1000 companies, including Merrill Lynch and DaimlerChrysler
—	Get hands-on advice on how to plan, execute and test your modernization projects
—	Learn what is the most appropriate modernization method for your system configuration

Tuesday, September 14, 2004 – 2:00-3:00 pm EDT
Merrill Lynch Case Study: Fully Understanding Your IT Systems
Through Application Portfolio Management
Ted Venema
Senior Vice President Product Management, BluePhoenix Solutions

How Merrill Lynch achieved substantial savings and improved productivity by turning raw IT data into strategic information and gained comprehensive visibility into the firm’s complex IT environments.

Wednesday, September 22, 2004 – 2:00-3:00 pm EDT
Legacy Transformation
William Ulrich
President, Tactical Strategy Group and author of
Legacy Systems: Transformation Strategies

William Ulrich is a leading authority on system modernization within the IT industry. In this exclusive Webinar, he will cover options and techniques for getting the most out of application software assets, including application assessment, rationalization, modularization, rehosting, integration, and reuse techniques for reinvigorating application software and architectures.

Wednesday, October 13, 2004 – 2:00-3:00 pm EDT
DaimlerChrysler Case Study: Migrating Away from Non-relational Databases Using Automated Migration Technologies
Ted Venema

Recently, DaimlerChrysler worked with BluePhoenix to migrate one of its primary mission critical applications from IDMS to DB2. In this Webinar, participants will learn the benefits of automated migration tools and the value of a thorough global assessment.

Wednesday, October 20, 2004 – 2:00-3:00 pm EDT
Banking Industry Case Study: Transform Your 4GL Applications into Pure COBOL
Ted Venema

Participants will learn how a large bank converted its extensive COOL:Gen (Advantage Gen) applications into readable, maintainable COBOL with no proprietary runtime. This enabled the bank to reduce maintenance costs, decrease the specialist skill sets required, and react faster to changing demands.

Registration for all BluePhoenix Webinars is free and is open to any IT professional. To sign up, go to www.bphx.com

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Remediation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

Contact
Tamar Belkin
BluePhoenix Solutions
919-319-2270
tbelkin@bphx.com